UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Village Super Market, Inc.

(Name of Issuer)

Class A Common stock, no par value per share

(Title of Class of Securities)

92701-40-9

(CUSIP Number)

Stuart Gladstone, Esq.
Brach Eichler L.L.C.
101 Eisenhower Parkway
Roseland, New Jersey 07068
973-228-5700

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 5, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

CUSIP No. 92701-40-9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBERS OF ABOVE PERSONS (Entities Only) Estate of Perry Sumas 27-6204616
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,890,964
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,890,964
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,890,964
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.75%
14	TYPE OF REPORTING PERSON (see Instructions) OO

SCHEDULE 13D

This Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D (as amended to date, the “Schedule 13D”) filed by the Sumas Family Group, including Perry Sumas, James Sumas, Robert Sumas, William Sumas and John Sumas, is being filed on behalf of the Reporting Person (as defined below) relating to shares of Class A Common Stock of Village Super Market, Inc., a New Jersey corporation (the “Issuer”), no par value per share.

Item 1.	Security and Issuer

Securities acquired:
Shares of Class A Common Stock, no par value per share (the “Class A Common Stock”).

Issuer:
Village Super Market, Inc.
733 Mountain Avenue
Springfield, New Jersey 07081

Item 2.	Identity and Background

(a) This Amendment No. 3 is by the estate of Perry Sumas (referred to herein as the “Reporting Person”), through the executrixes of the estate Linda Blatt and Patricia Sumas-Anagnostis.

(b) The principal place of business of the Reporting Person is c/o Patricia Anagnostis, 148 Kent Place Blvd., Summit, NJ 07901

(c) Prior to his death on  August 7, 2009, Perry Sumas was President of the Issuer and his business address was that of the Issuer.

(d) During the last five (5) years, neither the Reporting Person nor Perry Sumas has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, neither the Reporting Person nor Perry Sumas has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Prior to his death, Perry Sumas was a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of the Transaction

Item 4 to the Schedule 13D is hereby amended by adding the following to the end thereof:

The shares of Class A Common Stock are held by the Reporting Person for investment purposes.

By letter dated September 20, 2012, representatives of the Reporting Person offered to sell to the Issuer 400,000 shares of Class A Common Stock at a price of $30.00 per share, approximately a 20% discount from the trading price of the Class A Common Stock at the time of the offer and the average price of the stock over the prior twelve months.  By letter dated September 26. 2012, the Issuer advised the Reporting Person that the three independent directors of the Issuer declined to offer to repurchase the shares and did not present any alternative proposal.

By letter dated September 27, 2012 from the Reporting Person to Mr. James Sumas, Chairman of the Board of the Issuer,, the Reporting Person terminated that certain Voting Agreement, dated March 4, 1987 by and between Perry Sumas and James Sumas.  Promptly thereafter, the Reporting Person converted 1,200,000 shares of Class B Common Stock (including the 252,688 shares of Class B Common Stock subject to the Voting Agreement) of the Issuer into an equal number of shares of Class A Common Stock and has agreed to seek to sell 252,688 shares of Class A Common Stock to the public at large within one year from the date of the letter so terminating the Voting Agreement.

The Reporting Person presently contemplates that, to the extent deemed advisable in light of market conditions or other factors, it will dispose of all or substantially all of its holdings of Class A Common Stock, (and the remaining Class B Common Stock following conversion of such shares) pursuant to sales in accordance with the volume and other limitations imposed by Rule 144 under the Securities Act of 1933, as amended, or otherwise in compliance with applicable law.  The Reporting Person also may, at any time and from time to time, change its purpose and/or formulate plans or proposals with respect thereto.

On December 5, 2012, the Reporting Person adopted a stock trading plan.  The trading plan complies with the Issuer’s insider trading policy and is intended to comply with Rule 10b5-1 under the Act.  Under the trading plan, the Reporting Person may sell a pre-determined number of shares of the Class A Common Stock at market prices, subject to a minimum price condition and sales volume limitations.  The trading plan expires on December 31, 2014 unless terminated earlier under certain circumstances.  The Reporting Person has adopted the trading plan for financial planning purposes.  Any sales of Class A Common Stock by the Reporting Person under the trading plan will be disclosed as required by applicable law in public filings with the Securities and Exchange Commission, including any required further amendments to this Schedule 13D and Forms 4.

Except as set forth herein, the Reporting Person has no plans or proposals that relate to any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of this Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Class A Common Stock outstanding for the Reporting Person (assuming conversion of all outstanding shares of Class B Common Stock:

Name of Reporting Person	Class	Number of Shares	Percentage of Class
Estate of Perry Sumas	A	1,890,964	13.75%

The approximate percentage of Common Stock reported as beneficially owned by the Reporting Person is based upon 8,621,909 shares of Class A Common Stock and 5,135,446 shares of Class B Common Stock issued and outstanding as of October 5, 2012, as reported by the Issuer in the Annual Report on Form 10-K/A for the fiscal year ended July 28, 2012 filed by the Issuer with the Securities and Exchange Commission.

(b) The Reporting Person has the sole power to dispose of the shares of Class A Common Stock and Class B Common Stock held by the Reporting Person, and William Sumas and John Sumas, appointed voting trustees under the Will of the Perry Sumas, have the sole power to vote the shares of Class A Common Stock and Class B Common Stock held by the Reporting Person, that are beneficially owned by it as reported in this Amendment No. 3.

(c) Except as set forth herein, the Reporting Person has not engaged in any transactions with respect to the Issuer’s Class A Common Stock or Class B Common Stock in the past sixty (60) days.  On October 3, 2012, the Reporting Person converted 1,200,000 shares of Class B Common Stock into an equal number of shares of Class A Common Stock.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported in this Amendment No. 3.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described herein or in the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

None

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2012

Estate of Perry Sumas /s/ Patricia Sumas-Anagnostis /s/ Linda Blatt